Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2019
May 22, 2019

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

Hamilton, Bermuda, May 22, 2019 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended March 31, 2019.

Highlights

▪	Net loss of $7.5 million and loss per share of $0.05 for the first quarter of 2019, compared with net income of $23.6 million and earnings per share of $0.16 for the fourth quarter of 2018.
▪	Adjusted EBITDA[1] of $36.0 million for the first quarter of 2019, compared with $70.4 million for the fourth quarter of 2018.
▪	Refinanced the non-recourse loans for 14 vessels, reducing interest expense and cash break even levels.
▪	Invested in Singapore Marine, a newly established dry bulk operator.
▪	Announced a cash dividend of $0.025 per share for the first quarter of 2019.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:
"Golden Ocean’s first quarter results reflect a weaker market environment brought about by disruptions in iron ore trade and continued uncertainty due to trade tensions. Strong commercial performance with well-timed contract coverage late last year combined with a modern, fuel-efficient fleet allowed the Company to generate earnings well above the market benchmarks in the quarter. In weaker markets with high fuel prices, the value of fuel efficiency gains relative importance. With IMO2020 approaching we believe the benefit of having a modern, fuel efficient fleet will continue to be a competitive advantage in the market."

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, commented:
"We are very pleased to announce that we have refinanced the debt related to 14 vessels acquired in 2017. The refinancing was done at favorable terms with both existing and new lenders. The refinancing reduces the cost of the debt for these vessels from a margin of 310 bps to 212 bps, and extends the amortization profile, which reduces the Company’s daily running cash break even rates by $1,300 for these 14 vessels and by $200 for the entire fleet."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this earnings report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

Fleet Development

As of March 31, 2019, the Company’s fleet consisted of 77 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company’s fleet consisted of:

(i) 67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
(ii) eight Capesize vessels under operating leases with a profit sharing arrangement;
(iii) one Panamax vessel under a capital lease; and
(iv) one Supramax vessel under an operating lease.

Since issuing its earnings report for the quarter ended December 31, 2018, the Company has taken the following additional coverage:

For Capesize vessels:
(i)	One vessel fixed out on time charter contract until first half of 2020 at an equivalent gross rate of $17,220 per day.
(ii)	Two vessels on floating rate converted to fixed rate for the remainder of 2019 at gross rates of $15,720 and $18,800 per day respectively.

For Panamax vessels:
(iii)	One vessel fixed out on time charter contract until end of 2019 at a gross rate of $12,950 per day.

The Company's coverage for the remainder of 2019 and onwards (including through forward freight agreements) as of the date of this report is as follows:

For Capesize vessels:
(i)	Equivalent of six vessels for the remainder of 2019 at an average gross rate of $19,420 per day; and
(ii)	Equivalent of five vessels on floor/ceiling contracts for the remainder of 2019 and equivalent of two vessels on floor/ceiling contracts for 2020.

For Panamax vessels:
(i)	Equivalent of eight vessels on time charters that expire between end of 2019 and end of 2021 at a gross rate of $18,555 per day.

The remaining fleet is trading in the spot market, in spot pools or on short term charters.

The Company has agreements to purchase 19 exhaust gas scrubbers (“scrubbers”) to be installed on certain of its Capesize vessels and options to purchase four additional scrubbers. At the date of this report the Company has completed the installation of scrubber on one of its vessels.

Corporate Development

During the second quarter of 2019, the Company entered into two new credit facilities, one for $93.75 million and one for $131.8 million, to refinance its obligations under the three non-recourse loan facilities which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. Each of the new facilities has a five-year tenor and a 19-year age adjusted profile. The margin on the $93.75 million and $131.8 million credit facilities is 215 bps and 210 bps, respectively. The new terms reduce the cost and the cash break even significantly, reducing the daily cash break even rates by $1,300 for these 14 vessels and by $200 for the entire fleet.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

On January 30, 2019, the Company repaid in full, using available cash, the net outstanding $168.2 million of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond (the “Convertible Bond”). Also in the first quarter of 2019, the Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 without amending existing terms and conditions and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020. The commercial terms in the scrubber tranches are the same as those of the underlying facility.

In April 2019, the Company acquired a 15% ownership interest in Singapore Marine Pte Ltd. (“Singapore Marine”), a dry bulk freight operator sponsored by Peter Weernink, the former Chief Executive Officer of Swiss Marine SA. Singapore Marine has raised $105 million in available capital where Golden Ocean has provided $10 million in equity and $10 million in available subordinated shareholder loan with a five year term. Mr. Weernink, who has a long track record of successfully growing dry bulk freight operations businesses, is the largest shareholder in the company. Thomas Semino, Chief Commercial Officer of Golden Ocean, has been appointed as a Director of Singapore Marine.

During the first quarter of 2019, the Company acquired, under its share buy-back program, an aggregate of 125,000 shares in open market transactions, all on the Oslo Stock Exchange, at an aggregate purchase price of $0.7 million. Following these purchases, the Company has a total of 570,000 treasury shares.

As of March 31, 2019, the Company had 144,272,697 issued and outstanding common shares, each with a par value of $0.05. For the three months ended March 31, 2019, the weighted average number of common shares outstanding was 143,719,364.

The Company announced today a cash dividend for the first quarter of 2019 of $0.025 per share. The record date for the dividend will be June 6, 2019. The ex-dividend date is expected to be June 5, 2019 and the dividend will be paid on or about June 20, 2019.

First Quarter 2019 Results

First quarter 2019 income statement

The Company reported net loss of $7.5 million and loss per share of $0.05 for the first quarter of 2019, compared with net income of $23.6 million and earnings per share of $0.16 for the fourth quarter of 2018.

Adjusted EBITDA was $36.0 million for the first quarter of 2019, a decrease of $34.4 million from $70.4 million for the fourth quarter of 2018.

Operating revenues amounted to $126.0 million in the first quarter of 2019, a decrease of $50.0 million, from $176.0 million in the fourth quarter of 2018. The decrease in revenues was driven by the weaker market environment and a resulting reduction in freight rates compared to the previous quarter for the Company's Capesize vessels. Voyage expenses decreased by $9.9 million in the first quarter of 2019 compared with the fourth quarter of 2018 primarily due to a decrease in the number of vessels trading on voyage charter compared to time charter. The average TCE rate2 for the fleet was $13,131 per day in the first quarter of 2019 compared with $17,524 per day in the fourth quarter of 2018.

2 TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

Ship operating expenses amounted to $42.1 million in the first quarter of 2019 compared with $38.5 million during the fourth quarter of 2018. With reference to Note 2 Significant accounting policies and as a result of the adoption of the new lease standard ASC 842 on January 1, 2019, estimated ship operating expenses, or service element, included in vessels chartered in on time charter are currently presented as ship operating expenses. This is a change in accounting practice, but does not impact total operating expenses, as in comparative periods the full time charter expense, which included both the lease and ship operating elements, was included as charter hire expenses. In the first quarter of 2019, $3.0 million of the increase of $3.6 million in total ship operating expenses was related to classification of estimated ship operating expenses, or service element, included in vessels chartered in on short or long term time charter contracts. In the first quarter of 2019, the Company incurred $1.4 million in dry docking expenses related to three vessels, one vessel which completed its dry docking in the quarter and two vessels with dry dockings initiated in the first quarter and to be completed in the second quarter of 2019. This compared to one vessel and $1.0 million in dry docking expenses incurred in the fourth quarter of 2018.

Charterhire expenses were $15.8 million in the first quarter of 2019, a decrease from $25.0 million in the fourth quarter of 2018. This decrease was driven by a reduction in short term trading activity in addition to the classification of estimated service element as ship operating expenses, as described above, for vessels chartered in on time charters. The adoption of the new lease standard on January 1, 2019 did not have a significant income statement impact for the Company's nine vessels classified as long-term operating leases, as the expense recognition compared to the prior quarters follows the similar "straight line" expense recognition as under the previous lease standard. The amortization of the operating lease right of use assets and the interest on the corresponding lease liability are presented as charter hire expense in our income statement. Administrative expenses were $3.5 million in the first quarter of 2019, compared with $3.7 million in the fourth quarter of 2018. Depreciation was $22.9 million in the first quarter of 2019 compared with $23.3 in the fourth quarter of 2018.

Net interest expense was $15.3 million in the first quarter of 2019, compared with $17.0 million in the fourth quarter of 2018. The decrease in net interest expense was mainly a result of the repayment of the Company's convertible bond in January 2019. The Company recorded a $3.1 million net gain on derivatives, primarily driven by a gain of $8.5 million on forward freight derivatives and bunker hedges, offset by a decrease in the fair value of $5.4 million in USD interest rate and foreign currency swaps.

Cash Flow and Balance Sheet as of 31 March 2019

Total cash, cash equivalents and restricted cash was $199.2 million as of March 31, 2019, and decreased by $173.5 million during the first quarter of 2019, primarily as a result of the full repayment, at maturity on January 30, 2019, of the net outstanding $168.2 million of the Company's Convertible Bond. The Company generated positive operating cash flow of $25.1 million in the first quarter of 2019. Total net cash used in investing activities was $0.8 million and primarily related to installation of ballast water equipment on one vessel. Net cash used in financing activities was $197.8 million and included $184.8 million in debt repayments, including the full repayment of the Convertible Bond. In addition, the Company made ordinary debt repayments of $16.6 million and paid $7.2 million in dividends related to the fourth quarter results. Payments related to other financing activities were $5.7 million.

As of March 31, 2019, long-term debt was $857.0 million. The current portion of long-term debt was $305.6 million, which includes $165.1 million related to the $284.0 million loan facility maturing in December 2019, $81.7 million related to two non-recourse loan facilities which were refinanced with a new $131.8 million loan facility in the second quarter of 2019, and $58.8 million in ordinary debt repayments on remaining debt.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

As of March 31, 2019, the Company had leased in eight Capesize vessels from Ship Finance International Limited (“Ship Finance”), a related party, and one Ultramax vessel from an unrelated third party, all of which are leased under long-term time charters classified as operating leases. The lease of the one vessel Golden Eclipse continues to be accounted for as a capital lease. In addition, the Company has two operating leases for its offices in Oslo and Singapore. As of March 31, 2019 and relating to these 11 operating leases and in connection with the adoption of the new lease standard, the Company had recognized right of use assets of $201.1 million in total and total lease obligations of $193.0 million, of which $22.1 million was classified as current. As of March 31, 2019, the right of use asset for the Golden Eclipse was $0.9 million and the total lease obligations $6.1 million, of which $5.8 million was classified as current.

The Dry Bulk Market

Freight rates were down across all asset classes for the first quarter of 2019 compared to the fourth quarter of last year. The table below summarizes observed gross rates as reported by the Baltic Exchange for the indicated time periods:

$/DAY (GROSS)	Q1-19	Q4-18	Q1-18
Capesize (CS5TC)	8,739	15,856	12,962
Panamax (PM4TC)	7,007	12,444	11,529
Supramax (SM10TC)	7,931	11,867	10,729

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) dropped by 3.7% in the first quarter of 2019, reflecting the trend observed in the rate environment. According to Maritime Analytics, global fleet utilization was 82.1% in the first quarter of 2019, down from 85.8% in the fourth quarter of 2018 and 85.1% in the first quarter of 2018. According to the same source, total seaborne transportation of dry bulk goods was 1,148 mt in the first quarter of 2019, compared to 1,142 mt in the fourth quarter of 2018 and 1,144 mt in the first quarter of 2018. While the volume of cargo transported was unchanged from the first quarter of 2018, market disruptions resulted in shorter trade routes, less congestion and newbuilding deliveries added additional capacity in the first quarter of 2019.

Global steel production grew by 4.2% in the first quarter of 2019, driven by strong growth from China.  Chinese growth offset a 1.4% decline in steel production growth in the rest of the world. Outside of China, negative growth was observed for three consecutive months before reversing in March, led by the U.S. and India. The strong steel production observed in China coincides with relatively low stock-piles, an indication that steel produced is being consumed. The stimuli that the Chinese government put in place in the second half of 2018 are now starting to positively impact the economy, and hence consumption of steel is keeping up and supporting the strong growth in steel production.

High iron ore prices following the disruption of Brazilian exports have led to draw-downs of stocks in ports and likely also at steel mills, a trend that we observed late last year. This prolonged period of stock draw-downs should eventually reverse as volumes from Brazil normalize, which in its turn should push iron ore prices downwards and bode well for increased imports.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

Seaborne transportation of coal increased by almost 5% in the first quarter of 2019 compared to the previous quarter. This was a partly reversal of the drop in the fourth quarter of 2018 related to the cap on coal imports put in place by China towards the end of 2018 as some cargoes that were delayed and not cleared for imports at the end of 2018 were imported in 2019. Chinese electricity production continued to grow in the first quarter of 2019, increasing by 7% compared to the first quarter of 2018, and thermal electricity production grew by approximately the same amount. While Chinese domestic coal production increased at the start of this year, it has not kept pace with the growth in electricity production from thermal coal.

Growth in transportation of agribulks was relatively unchanged in the first quarter compared to the fourth quarter of last year. The ongoing trade dispute between the U.S. and China has had a negative effect on the agribulk trade. However, exports from the East Coast of South America began early this year, partly compensating from the loss of exports from the US. Looking forward, an outbreak of swine flu in China has created uncertainty with respect to near-term soy bean demand.

The global fleet of dry bulk vessels amounted to 837 million dwt at the end of the first quarter of 2019. Deliveries in the first quarter of 2019 totalled 8.6 million dwt, up from 5.3 million dwt delivered during the fourth quarter of 2018 and on par with deliveries in the first quarter of 2018. The first quarter is normally the period with highest deliveries in the year, but in 2019 the order book skews higher towards the later part of the year. The total order book is now at 92.7 million dwt, of which 41.0 million dwt is still scheduled for delivery in 2019.  This includes several orders placed in 2015 or earlier totalling more than 13.0 million dwt, a similar number to the volume that has not even started construction, but due for delivery within year end.  Owners will also be more reluctant to take prompt delivery of vessels in the current market, lending may be more difficult to obtain, and vessels commissioned by Asian financing companies may not find ready buyers.

Scrapping increased considerably in the first quarter of 2019, driven by a weaker Capesize market and upcoming environmental regulations. Twelve Capesize vessels were reported sold for scrap in the first quarter, and as of the date of this report, 22 Capesize vessels have reportedly been scrapped or sold for scrap, compared to 18 vessels taken out of the market for the full year of 2018. The Capesize fleet has therefore had negative fleet growth so far this year. Given the current weak market and the implementation of ballast water regulations starting in September 2019 followed by the low sulphur fuel regulations in 2020, we expect this trend of recycling to continue.

Following the drop in rates there has been limited activity in the sale and purchase market, in particular for Capesize vessels, where there have been no transactions reported over the last five months for modern tonnage. This clearly speaks to owners' expectations for a rebound in earnings and a lack of willingness to sell at lower prices. For the smaller sized vessels, most of the activity has been on five to fifteen years old vessels. Newbuilding prices have remained consistent and have not adjusted down with the market rates, although the pace of orders has slowed down. Shipyards are active in other segments and therefore there is no need for the yards to adjust prices lower to encourage ordering.

Strategy and Outlook

The first quarter of 2019 saw several issues impacting demand of dry bulk commodities, with the tragic accident in Brumadinho, Brazil being the most important one. Combined with uncertainty created by trade tensions and several weather related disruptions in Australia, Capesize rates were weak in February and March. Going into the second quarter, Capesize rates started to pick up but news flow is still adding volatility and uncertainty in the spot and forward markets. The inherent mean reverting characteristics of our market suggests that longer periods of market weakness will increase vessel recycling, and the latest period of high iron ore prices has led to destocking in China which should turn to restocking. A weaker market also reduces ordering of new vessels at the yards.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

These market conditions are reflected in Golden Ocean’s loss in the first quarter of 2019. However, with well-timed period cover on Panamaxes and Capesize, a fuel-efficient fleet and the fixtures at relatively decent rates from earlier periods, Golden Ocean’s achieved time charter rates were well above the observed spot market rates. Looking ahead, it is likely that the result in the second quarter will be weaker than in the first quarter, as fixtures done in February and March will negatively impact the quarter. In addition, an increased number of vessels are scheduled for dry docking in the second quarter.

The Company’s Board of Directors has determined to pay a dividend of $0.025 per share, the Company's  sixth consecutive quarterly dividend. The Company continues to maintain a strong balance sheet and has also reduced its debt during the first quarter of 2019 by paying down the Convertible Bond and refinancing loans for 14 vessels. The Company believes that the new financing agreements demonstrate that it maintains a very good relationship with its lending banks. As a result of the refinancing, cash break even levels will be reduced by approximately $1,300 per day for these 14 vessels and the Company's fleet-wide results and cash flow will be improved going forward.
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2018.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 21, 2019

Questions should be directed to:

Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2019

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Operating revenues
Time charter revenues	63,561	84,056	78,661
Voyage charter revenues	62,061	91,686	70,495
Other revenues	391	240	786
Total operating revenues	126,013	175,982	149,941

Gain (loss) on sale of assets and amortization of deferred gains	—	65	65
Other operating income (expenses)	943	1,193	(2,053)

Operating expenses
Voyage expenses and commissions	34,199	44,059	30,841
Ship operating expenses	42,111	38,497	37,279
Charter hire expenses	15,788	24,992	27,642
Administrative expenses	3,530	3,728	3,668
Depreciation	22,875	23,333	22,113
Total operating expenses	118,503	134,609	121,544

Net operating income (loss)	8,453	42,631	26,409

Other income (expenses)
Interest income	1,683	2,408	1,402
Interest expense	(17,003)	(19,303)	(17,305)
Gain (loss) on derivatives	3,079	1,944	6,630
Equity results of associated companies	175	15	254
Other financial items	(3,814)	(3,915)	(694)
Net other (expenses) income	(15,880)	(18,851)	(9,713)
Net income (loss) before income taxes	(7,427)	23,780	16,696
Income tax expense (credit)	38	194	13
Net income (loss)	(7,465)	23,586	16,683

Per share information:
Earnings (loss) per share: basic and diluted	-$0.05	$0.16	$0.12

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	139,290	305,352
Restricted cash	13,746	20,272
Other current assets	132,252	135,611
Total current assets	285,288	461,234
Restricted cash	46,115	46,981
Vessels and equipment, net	2,384,506	2,406,456
Finance leases, right of use assets, net³	944	1,165
Operating leases, right of use assets, net	201,124	—
Other long term assets	19,048	35,519
Total assets	2,937,025	2,951,354

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	305,607	471,764
Current portion of finance lease obligations	5,772	5,649
Current portion of operating lease obligations	22,072	—
Other current liabilities	64,616	64,087
Total current liabilities	398,067	541,500
Long-term debt	856,978	877,278
Non-current portion of finance lease obligations	309	1,786
Non-current portion of operating lease obligations	170,976	—
Other long term liabilities	—	7,278
Total liabilities	1,426,330	1,427,842
Equity	1,510,695	1,523,512
Total liabilities and equity	2,937,025	2,951,354

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

³This line item was captioned "Capital lease, net" as of December 31, 2018.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Net income (loss)	(7,465)	23,586	16,683
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities;
Depreciation	22,875	23,331	22,113
(Gain) loss on sale of assets and amortization of deferred gains	—	(65)	(65)
Dividends from associated companies	150	—	825
Equity results from associated companies	(175)	(15)	(254)
Amortization of time charter party out contracts	4,619	4,721	4,619
Amortization of time charter party in contracts	—	(169)	(166)
Amortization of convertible bond fair value adjustment	813	2,516	2,488
Other, net	4,967	8,211	(4,924)
Change in operating assets and liabilities	(707)	(1,399)	(12,779)
Net cash provided by operating activities	25,077	60,717	28,540

Investing activities
Additions to newbuildings	—	—	(144,630)
Addition to vessels and fixed assets	(807)	(2,947)	(7,467)
Proceeds from sale of marketable securities	—	—	224
Other investing activities, net	45	1,419	—
Net cash provided by (used in) investing activities	(762)	(1,528)	(151,873)

Financing activities
Repayment of long-term debt	(184,791)	(30,195)	(24,797)
Proceeds from long term debt	—	—	150,000
Net proceeds from share issuance	—	94	210
Debt fees paid	(2,918)	—	—
Dividends paid	(7,185)	(21,636)	(14,425)
Share repurchases	(1,521)	(1,894)	—
Repayment of capital leases	(1,353)	(1,358)	(1,255)
Net cash provided by (used in) financing activities	(197,768)	(54,989)	109,733
Net change in cash, cash equivalents and restricted cash	(173,453)	4,200	(13,600)
Cash, cash equivalents and restricted cash at start of period	372,604	368,405	371,984
Cash, cash equivalents and restricted cash at end of period	199,151	372,605	358,384
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)	Three months ended March 31, 2019	Three months ended March 31, 2018
Number of shares outstanding
Balance at beginning of period	144,272,697	142,197,697
Shares issued	—	2,050,000
Balance at end of period	144,272,697	144,247,697

Share capital
Balance at beginning of period	7,215	7,111
Shares issued	—	103
Balance at end of period	7,215	7,214

Treasury shares
Balance at beginning of period	(2,643)	—
Share purchases	(772)	—
Balance at end of period	(3,415)	—

Additional paid in capital
Balance at beginning of period	233	454,694
Shares issued	—	17,448
Stock option expense	120	144
Transfer to contributed surplus	—	—
Balance at end of period	353	472,286

Contributed capital surplus
Balance at beginning of period	1,786,451	1,378,824
Distributions to shareholders	(7,185)	(14,425)
Transfer from additional paid in capital	—	—
Balance at end of period	1,779,266	1,364,399

Other comprehensive income
Balance at beginning of period	—	5,323
Adjustment on adoption of changes in ASC 825	—	(5,323)
Balance at end of period	—	—

Accumulated deficit
Balance at beginning of period	(267,744)	(351,903)
Adjustment on adoption of changes in ASC 606	—	(5,698)
Adjustment on adoption of ASC 825	—	5,323
Adjustment on adoption of ASC 842 (Note 2)	2,485	—
Net income (loss)	(7,465)	16,683
Balance at end of period	(272,724)	(335,595)

Total equity	1,510,695	1,508,304
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 22, 2019.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of implementation of new accounting standards as described below.

In the first quarter of 2019, the Company adopted ASU No. 2016-02, Leases ("ASU 2016-02"). The new lease standard requires most lessees to report a right-of-use asset and a lease liability. The income statement recognition is similar to existing lease accounting and is based on lease classification. The new lease standard requires lessees and lessors to classify most leases using principles similar to previous lease accounting. For lessors, the new lease standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The Company adopted the standard at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment. Prior periods have therefore not been adjusted to reflect the new lease standard.

The new lease standard provides several practical expedients and policy elections for an entity’s ongoing accounting. The Company has elected the “package of practical expedients” and have not reassessed under the new standard its prior accounting conclusions about lease identification, lease classification and initial direct costs. The Company has also elected the short-term lease recognition exemption for leases with duration below 12 months, which includes the recognition of right-of-use assets and lease liabilities for existing short-term leases at transition.

For arrangements where the Company is the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. When a lessor, the Company has elected a practical expedient for its time charter contracts and has therefore not separated the non-lease component, or service element, from the lease.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

Upon adoption on January 1, 2019, we recognized right-of-use assets and lease liabilities related to nine vessels on operating leases and two operating leases for the Company’s offices in Oslo and Singapore. These leases have not previously been recorded in the balance sheet and have lease terms of more than 12 months. The lease liability for operating leases is based on the net present value of future minimum lease payments. The right-of-use asset for operating leases is based on the lease liability adjusted for the reclassification of certain balance sheet amounts such as deferred rent and prepaid rent. In addition, a liability of $4.1 million related to an unfavorable contract previously recognized as part of a business combination is derecognized and the right-of-use asset adjusted correspondingly. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 has been recognized as a cumulative-effect adjustment to equity. Deferred and prepaid rent have not been presented separately after the adoption of the new lease standard.

The cumulative effect of initially applying the new lease standard on January 1, 2019 was an increase in total assets and liabilities of approximately $192.7 million and $190.3 million, respectively. The adoption of the standard decreased accumulated deficit with approximately $2.5 million. The adoption of the standard will also impact the calculation of our value adjusted equity over value adjusted total assets financial covenants and our positive working capital financial covenants, as defined in the loan agreements of the Company's loan facilities, as total assets and liabilities increased with the adoption of this standard. As of March 31, 2019, the Company was in compliance with its financial covenants, as defined in the loan agreements.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2019 are based on the weighted average number of shares outstanding of 143,719,364. The Company's 570,000 treasury shares have been weighted for the portion of the period they were outstanding.

During the first quarter of 2019, the total outstanding share options of 545,000 were anti-dilutive.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $30.3 million as of March 31, 2019. Operating revenues and net income in the three months ended March 31, 2019 have been reduced by $4.6 million as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net

In the first quarter of 2019, the Company capitalized $0.7 million in relation to the installation of ballast water treatment system on one of its vessels.

6. Leases

As of March 31, 2019, the Company had one vessel, the Golden Eclipse, classified as a finance lease. The bareboat charter for this vessel expires in April 2020.

As of March 31, 2019, the Company had leased in eight vessels from Ship Finance and one vessel from an unrelated third party. All of these vessels are leased under long-term time charters classified as operating leases. In addition, the Company has two operating leases for its offices in Oslo and Singapore.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

For the eight Capesize vessels leased from Ship Finance the daily time charter rate is $17,600 of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until expiry of the contracts. In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. The Company has a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015, and, if such option is not exercised, Ship Finance has the option to extend the charters by three years at $14,900 per day. The lease term for these vessels has been determined to 13 years.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until expiry of fixed term of the contract in the first quarter of 2022. Based on an agreement to reduce the daily rate to $11,200 from $13,200 for a two year period from February 20, 2016 to February 20, 2018, the Company will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million which will be then reduced with a corresponding amount.

The impact of the adoption of ASC 842 Leases on the Company's condensed consolidated balance sheets by recording right of use assets for its long term operating leases was as follows:
(in thousands of $)	8 Ship Finance Leases	Golden Hawk	Offices	Total
Cost on adoption of ASC 842 on January 1, 2019	198,405	3,844	3,079	205,328
Amortization	(3,854)	(246)	(104)	(4,204)
March 31, 2019	194,551	3,598	2,975	201,124

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

The impact of the adoption of ASC 842 Leases on the Company's condensed consolidated balance sheets by recording lease obligations for its long term operating leases was as follows:
(in thousands of $)	8 Ship Finance Leases	Golden Hawk	Offices	Total
Obligations on adoption of ASC 842 on January 1, 2019	185,816	9,567	3,079	198,462
Installments	(4,759)	(567)	(104)	(5,430)
Foreign exchange translation	—	—	15	15
March 31, 2019	181,232	8,825	2,990	193,047

As of March 31, 2019, the current portion of operating lease obligations was $22.1 million.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

7. Marketable equity securities

The Company's marketable equity securities consist of an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange. In the first quarter of 2019, the Company recognized a mark to market loss of $3.7 million based on the development of Scorpio Bulkers Inc's share price. The mark to market loss is presented under other financial items in the Company's condensed consolidated statements of operations. In addition, the Company received $45 thousand in dividends in the first quarter of 2019.

8. Long-term debt

In January 2019, the Company repaid in full, using available cash, the net outstanding $168.2 million of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond at maturity on January 30, 2019. In addition, the Company repaid an aggregate of $16.6 million in ordinary installments under its bank facilities.

In February 2019, the Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation will be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

With reference to Note 12 Subsequent events, the Company has in the second quarter of 2019 entered into a new $93.75 million and a new $131.8 million credit facility to refinance its obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. At the date of this report, the Company has repaid the outstanding amounts under the $102.7 million credit facility and drawn down on the new 93.75 million credit facility. The Company expects to repay the outstanding amounts under the $73.4 million and $80.2 million credit facilities and draw down on the new $131.8 million credit facility by the end of the second quarter of 2019.

As of March 31, 2019, long-term debt was $857.0 million. The current portion of long-term debt was $305.6 million and includes $165.1 million related to the $284.0 million loan facility maturing in December 2019, $81.7 million related to two non-recourse loan facilities which were refinanced with the new $131.8 million loan facility in the second quarter of 2019, and $58.8 million in ordinary debt repayments on remaining debt.

9. Share capital

In January 2019, the Company acquired an aggregate of 125,000 of its own common shares and as a result the Company currently holds 570,000 shares, in total.

As of March 31, 2019, the Company had 144,272,697 issued common shares, each with a par value of $0.05.

10. Related party

The Company’s most significant related party transactions are with Ship Finance, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 Leases, the Company leased eight vessels from Ship Finance during the first quarter of 2019.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

Other amounts charged by related parties primarily comprise general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily comprise commercial management fees.

11. Commitment and contingencies

The Company has agreements to purchase 19 exhaust gas scrubbers (“scrubbers”) to be installed on certain of its Capesize vessels, and options to purchase four additional scrubbers. The Company's intention is to install the scrubbers at the same time as routine dry dockings, the majority of which are scheduled for 2019 or early 2020. As of March 31, 2019, the Company's estimated remaining financial commitments in relation to the installations of these 19 scrubbers were $24.9 million, excluding installation costs.

As of March 31, 2019, we had committed to install ballast water treatment systems on eight of our vessels with an estimated remaining financial commitment, excluding installation costs, of $2.6 million due in 2019.

12. Subsequent events

In April 2019, the Company acquired a 15% ownership interest in Singapore Marine Pte Ltd. (“Singapore Marine”), a dry bulk freight operator sponsored by Peter Weernink, the former Chief Executive Officer of Swiss Marine SA. Singapore Marine has raised $105 million in available capital where Golden Ocean has provided $10 million in equity and $10 million in available subordinated shareholder loan. Mr. Weernink, who has a long track record of successfully growing dry bulk freight operations businesses, is the largest shareholder in the company. Thomas Semino, Chief Commercial Officer of Golden Ocean, has been appointed as a Director of Singapore Marine.

During the second quarter of 2019, the Company entered into a new $93.75 million and a new $131.8 million credit facility to refinance its obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017.

On May 21, 2019, the Company's Board of Directors determined to pay a cash dividend to the Company's shareholders of $0.025 per share.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

(in thousands of $)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Net income (loss)	(7,465)	23,586	16,683
Interest income	(1,683)	(2,408)	(1,402)
Interest expense	17,003	19,303	17,305
Income tax expense	38	194	13
Depreciation	22,875	23,333	22,113
Amortization of time charter party out contracts	4,619	4,721	4,619
Amortization of time charter party in contracts	—	(169)	(166)
Earnings before Interest Taxes Depreciation and Amortization	35,387	68,560	59,165
(Gain) loss on sale of assets and amortization of deferred gains	—	(65)	(65)
(Gain) loss on derivatives	(3,079)	(1,944)	(6,630)
Other financial items	3,714	3,866	802
Adjusted Earnings before Interest Taxes Depreciation and Amortization	36,022	70,417	53,272

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019

(in thousands of $)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Total operating revenues	126,013	175,982	149,941
Add: Amortization of time charter party out contracts	4,619	4,721	4,619
Add: Other operating income (expenses)	943	1,193	(2,053)
Less: Other revenues*	391	240	786
Net time and voyage charter revenues	131,184	181,656	151,721
Less: Voyage expenses & commission	34,199	44,059	30,841
Time charter equivalent income	96,985	137,597	120,880
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:|

Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018
Time charter equivalent income	96,985	137,597	120,880

Fleet available days	7,438	7,914	7,800
Fleet offhire days	(52)	(62)	(48)
Fleet onhire days	7,386	7,852	7,752

Time charter equivalent rate	13,131	17,524	15,593

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2019